Exhibit 99.1

Quarterly Statement Q3 2020

Strong Double-Digit Growth in EPS and Cash Flow SAP Accelerates Transition to Cloud, Targets More than €22 Billion in Cloud Revenue by 2025

·	Current Cloud Backlog of €6.6 Billion, Up 16% At Constant Currencies
·	IFRS Cloud Gross Margin Up 1.8pp; Non-IFRS Cloud Gross Margin Up 0.7pp At Constant Currencies
·	IFRS Operating Margin Down 2.2pp; Non-IFRS Operating Margin Up 1.3pp At Constant Currencies On Strong Prior Year Comparison
·	IFRS EPS Up 26%; Non-IFRS EPS Up 31%
·	Operating Cash Flow Up 54%, Free Cash Flow Up 79% Year-To-Date
·	Updates 2020 Outlook and Mid-Term Ambition
·	Targeting Significant Expansion of Cloud Revenue to More than €22 Billion, Share of More Predictable Revenue of Approximately 85%, Non-IFRS Cloud Gross Margin of Approximately 80% by 2025
·	Targeting Double-Digit Non-IFRS Operating Profit Growth from 2023 to 2025

„ COVID-19 has created an inflection point for our customers. The move to the cloud combined with a true business transformation has become a must for enterprises, to gain resiliency and position them to emerge stronger out of the crisis. Together with our customers and partners we will co-innovate and reinvent how businesses run in a digital world. SAP will accelerate growth in the cloud to more than €22 billion in 2025 and expand the share of more predictable revenue to approximately 85%.”	„ In Q3 we continued to improve our operating margin against a strong prior year comparison amidst a challenging environment. Earnings per share and cash flow grew even more rapidly. This allows us to raise our 2020 free cash flow outlook even beyond the target communicated last November. Our expedited move to the cloud will ensure we continue our path as a cloud growth company while we remain focused on cost efficiency. These actions and our resilient business model position us well to meet our new ambition targets as uncertainty recedes.”

Christian Klein, CEO	Luka Mucic, CFO

SAP Quarterly Statement Q3 2020	1

Walldorf, Germany – October 25, 2020
SAP SE (NYSE: SAP) today announced its financial results for the third quarter and the first nine months ended September 30, 2020.

Business Update Third Quarter 2020

SAP again demonstrated its resilience in the third quarter with stable total revenue and an improvement in operating profit and margins (non-IFRS at constant currencies). In the COVID-19 crisis customers realize the strong need to transform and automate operations and adapt to new business models. SAP’s expertise in running the world’s most mission critical business processes combined with innovative solutions like commerce, supply chain and Qualtrics are extremely relevant for customers to increase their resiliency. Nevertheless, SAP’s customers, particularly those in hard hit industries, continue to be impacted by the economic consequences of the COVID-19 pandemic. Lockdowns have been re-introduced in some regions, recovery is uneven and companies are facing more business uncertainty. Consequently, there is greater scrutiny of larger projects. Transactional revenue continues to be impacted, especially in SAP Concur where business travel-related revenues have yet to see a meaningful recovery.

SAP continues to serve its customers effectively with an embedded virtual sales and remote implementation strategy. In the first nine months of 2020, approximately 28,000 customers went live with SAP solutions. To protect profitability, the company retains a disciplined approach to hiring and discretionary spend while capturing natural savings e.g. from lower travel, facility-related costs and virtual events.

Since the COVID-19 crisis began, SAP has also been providing solutions to address many of the issues faced by its customers and the broader community. In the third quarter SAP continued to work with Deutsche Telekom to further develop the Corona Warn App. The application has been downloaded over 20 million times and over 18,000 positive test results have been shared, helping to interrupt the transmission chain. Further, the app now supports the European gateway service, enabling exchange of data between the apps from Germany, Italy and Ireland, while still maintaining the highest data protection standards. Other countries are planned to follow.

SAP Accelerates Transition to Cloud, Driving Customers’ Business Transformation

The COVID-19 crisis is an accelerator for transformation. Customers are looking to move to the cloud at an accelerated speed for greater resiliency and agility. SAP is responding to these market demands by providing the technology and expertise to help its customers migrate their existing IT environments to the cloud and truly transform their businesses end-to-end on top of SAP’s Business Technology Platform (BTP). SAP’s platform will be the foundation for all SAP applications, integration, customer and partner ecosystem extensions, as well as new innovations such as Industry Cloud and Business Network.

The combination of state-of-the-art technology and deep, global business expertise across 25 industries puts SAP in a unique position to reinvent how businesses run their most mission-critical processes in the cloud as they enter the digital age to ultimately become Intelligent Enterprises.

In addition, SAP plans to accelerate the modernization of its cloud delivery, arriving at a harmonized delivery infrastructure earlier than planned. As a result, SAP will significantly increase the efficiency and resiliency of its cloud delivery operations.

Further, SAP will increase R&D investments to accelerate its customers’ transformation in the cloud and to establish a leading position in new categories like Industry Cloud.

The impact of these new strategy initiatives, together with macroeconomic factors, are reflected in the Company’s updated Mid-Term Ambition.

Financial Performance Third Quarter 20201

In the third quarter, current cloud backlog was up 10% year over year to €6.60 billion (up 16% at constant currencies) amid continued COVID-19 effects on SAP’s cloud business. Cloud revenue grew 11% year over year to €1.98 billion (IFRS), up 10% to €1.98 billion (non-IFRS) and up 14% (non-IFRS at constant currencies). Continued lower transactional revenues, particularly in Concur, negatively impacted cloud growth by 6 percentage points. Cloud revenue from SAP’s SaaS/PaaS offerings, that do not belong to Intelligent Spend, and its IaaS offering grew by 26% and 24% (non-IFRS at constant currencies), respectively. Software licenses revenue was down 23% year over year to €0.71 billion (IFRS and non-IFRS) and down 19% (non-IFRS at constant currencies). Cloud and software revenue was down 2% year over year to €5.54 billion (IFRS and non-IFRS) and up 2% (non-IFRS at constant currencies). Total revenue was down 4% year over year to €6.54 billion (IFRS and non-IFRS) and flat (non-IFRS at constant currencies).

The share of more predictable revenue grew strongly by approximately 5 percentage points year over year to approximately 74% in the third quarter.

1 Q3 2020 results were also impacted by other effects. For details, please refer to the disclosures on page 33 of this document.

SAP Quarterly Statement Q3 2020	2

In the third quarter, IFRS operating profit and operating margin decreased primarily due to higher share-based compensation expenses compared to the prior year period. Operating profit decreased by 12% year over year to €1.47 billion (IFRS) and was down 1% to €2.07 billion (non-IFRS) and up 4% (non-IFRS at constant currencies). Operating margin decreased by 2.2 percentage points year over year to 22.5% (IFRS) and increased 1.0 percentage points year over year to 31.7% (non-IFRS) and increased 1.3 percentage points to 31.9% (non-IFRS at constant currencies) on a strong prior year comparison.

EPS was up 26% year over year to €1.32 (IFRS) and up 31% year over year to €1.70 (non-IFRS) reflecting a strong contribution from Sapphire Ventures.

Operating cash flow for the first nine months was €5.09 billion, up 54% year-over-year. Operating cash flow benefited from lower restructuring related payments and lower income tax payments. Free cash flow for the first nine months was €4.17 billion, up 79% year over year. Free cash flow additionally benefited from lower capital expenditure compared to the previous year. At the end of the third quarter, net debt was -€6.89 billion.

Segment Performance Third Quarter 2020

SAP’s four reportable segments “Applications, Technology & Support”, “Concur”, “Qualtrics” and “Services” showed the following performance:

Applications, Technology & Support (AT&S)

In the third quarter, segment revenue in AT&S was down 2% to €5.17 billion year over year (up 2% at constant currencies). Solutions which contributed to this growth are listed below.

SAP S/4HANA

SAP S/4HANA is an intelligent, integrated ERP system that runs on SAP’s real time in-memory platform, SAP HANA. It addresses industry-specific requirements with proven best practices for 25 verticals and enables new business models as marketplaces evolve. It revolutionizes business processes with intelligent automation, supported by artificial intelligence and robotic process automation. It helps users make better decisions faster with embedded analytics, a conversational interface, and digital assistants. SAP is expanding the options for on-premise customers to take their mission critical processes to the cloud at their preferred pace.

SAP was recently named as a Leader in Forrester Wave for Manufacturing ERP.

Over 500 SAP S/4HANA customers were added in the quarter, taking total adoption to more than 15,100 customers, up 20% year over year, of which more than 8,100 are live. In the third quarter, more than 45% of the additional SAP S/4HANA customers were net new.

In the third quarter, world class organizations such as Lenovo, Æon, Shanghai Land (Group) Co, and Naturgy chose SAP S/4HANA. Toyota Peru went live on SAP S/4HANA. A fast-growing number of companies of all sizes such as Rabobank, Iugu and Basic-Fit chose SAP S/4HANA Cloud. Sharks Sports & Entertainment, and Korea Gas Corporation are now live on SAP S/4HANA Cloud.

Schwarz Produktion, the manufacturing organization within Schwarz Group (Lidl, Kaufland), has chosen SAP Digital Supply Chain solutions. As one of many on a journey to the industry cloud, Schwarz Produktion is aiming for highly automated and continuous processes.

Human Experience Management (HXM)

The SAP SuccessFactors Human Experience Management (HXM) Suite provides solutions for core HR and payroll, talent management, employee experience management and people analytics. Built as a highly scalable platform it meets complex cross border requirements, delivering tax regulation and HR policy updates in 99 specific countries, 42 languages and payroll in 46 countries.

HXM is designed around what employees need, how they work, and what motivates them. It empowers employees and enables HR leaders to accelerate business growth.

SAP SuccessFactors HXM solutions leverage Qualtrics solutions allowing customers to capture insights from employees and link them with operational data to see what is happening, understand why and take action. More than 775 customers have selected these solutions. Rappi, Kmart Australia, Catholic Education Diocese of Parramatta, Bahrain Airport Services, and Garney Holding Company were some of many competitive wins.

SAP Customer Experience

SAP Customer Experience (CX) combines leading solutions for commerce, service, marketing, sales, and customer data, enabling companies to manage and deliver personalized customer experiences across touchpoints and channels based on a complete view of the customer. As part of the Intelligent Enterprise, SAP CX suite integrates with SAP S/4HANA from demand signals to fulfillment in one end-to-end process.

SAP Quarterly Statement Q3 2020	3

SAP CX solutions also use the benefits of Qualtrics Customer Experience Management to understand the wants and needs of customers. This enables organizations to combine customer feedback and operational data to listen, understand and take action in the moment to improve the customer experience.

In the third quarter, SAP’s e-commerce solution showed a strong performance, more than doubling new cloud order in-take year over year.

Swisscom AG, Barilla, Renault Brazil, Saudi Ports Authority, and Jiangsu Xingda Steel Tyre Cord Co are some examples of companies who chose SAP Customer Experience solutions, with Konica Minolta Business Solutions and Energizer Brands going live.

SAP Business Technology Platform

SAP Business Technology Platform helps customers to turn their data into business value. It encompasses database and data management, analytics, application development and integration, and intelligent technologies. The SAP Business Technology Platform represents a combination of SAP’s leading technologies such as SAP HANA, SAP Cloud Platform, SAP Data Warehouse Cloud, SAP Analytics Cloud and SAP Intelligent Robotic Process Automation to build, integrate and extend applications. It supports cloud, on-premise and hybrid customer landscapes. Additionally, the SAP Business Technology Platform offers seamless interoperability with hyperscalers’ technologies to deliver a high level of scalability and flexibility.

Hewlett Packard Enterprise, Alpina Productos Alimenticios S.A, Uniper, and the City of Munich selected SAP Business Technology Platform and SAP Analytics Cloud solution in the third quarter.

SAP was recently named as a leader in Gartner’s Magic Quadrant for both Multiexperience Development Platforms and Enterprise Integration Platform-as-a-Service.

Ariba & Fieldglass

SAP Ariba provides collaborative commerce capabilities from sourcing and orders through invoice and payment along with expertise to help customers optimize their spend. It drives simple, intelligent exchanges between millions of buyers and suppliers across both direct and indirect expense categories. The SAP Ariba platform is embedding Qualtrics to enhance experience and to create a continuous feedback loop for buyers and suppliers on the network.

SAP Ariba and SAP Fieldglass, together with Concur, represent SAP’s intelligent spend platform, the largest commerce platform in the world with over $4.1 trillion in global commerce annually transacted in more than 180 countries.

Petrobras, Siemens Gamesa, Britvic Soft Drinks Ltd, VELUX Group, and Rumo Logistica chose SAP Ariba solutions in the third quarter.

SAP Fieldglass is the leader in external workforce management and services procurement. It helps organizations find, engage, and manage all types of flexible resources including contingent workers, consultants and freelancers. SAP Fieldglass added more than 975,000 new external workers during the third quarter. Algar Telecom chose SAP Fieldglass solutions in the third quarter.

Concur

In the third quarter, Concur segment revenue was down 14% to €357 million year over year (down 10% at constant currencies) due to lower pay-as-you-go transactional revenue as a result of significantly reduced business travel related to the COVID-19 crisis.

Concur provides integrated travel, expense, and invoice management solutions that simplify and automate these everyday processes. The SAP Concur mobile app guides employees through every trip, charges are effortlessly populated into expense reports, and invoice approvals are automated. By integrating near real-time data and using AI to audit 100% of transactions, the SAP Concur spend management solution provides better visibility to help efficiently control employee-driven spend.

Uber Technologies, Bridgestone, Sysmex Europe and Keio University were among the organizations who chose SAP Concur solutions in the third quarter.

Qualtrics

In the third quarter, Qualtrics segment revenue was up 22% to €169 million year over year (up 28% at constant currencies).

With Qualtrics, SAP combines market leadership in Experience Management (XM) with end-to-end operational power in 25 industries to help organizations manage and improve the four core experiences of business: customer, employee, product, and brand.

The Qualtrics XM Platform™ is trusted by over 12,000 customers to listen, understand, and take action on experience data (X-data™) by combining X-data with the operational data (O-data™) systems of the enterprise.

In the third quarter, Transamerica Life Insurance Company, Standard Chartered Bank, Lululemon Athletica, Yamaha Motor Corporation, Telefónica Mexico and many others selected Qualtrics to move beyond systems of record to new systems of action and achieve breakthrough results.

SAP Quarterly Statement Q3 2020	4

Services

In the third quarter, Services segment revenue was down 16% to €753 million year over year (down 13% at constant currencies). While the vast majority of consulting projects continue to be efficiently delivered remotely and SAP’s premium services remain in high demand, in particular SAP’s training business was also impacted due to delays in re-opening of global training centers.

SAP deploys a global team of service professionals with in-depth expertise in SAP solutions and innovation to help companies create valuable outcomes and experience to succeed in becoming Intelligent Enterprises.

The Services organization improves time to value for our customers’ digital transformation through:

•	Outcome-focused services and proactive support offerings designed to guide customers transformation from end to end
•	Intelligent tools that automate delivery and support
•	Embedded services with prepackaged reference solutions based on leading industry practices and processes
•	Value-added partnerships with leading system integrators that facilitate success in any environment

Segment Results at a Glance

Segment Performance Third Quarter 2020

	Applications, Technology & Support			Concur			Qualtrics			Services
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	1,550	15	20	303	–15	–11	129	25	31	0	NA	NA
Segment revenue	5,172	–2	2	357	–14	–10	169	22	28	753	–16	–13
Segment profit (loss)	2,249	–4	0	139	–16	–12	15	>100	>100	154	3	4
Cloud gross margin (in %)	65.5	2.4pp	2.2pp	88.3	1.4pp	1.3pp	90.9	–0.5pp	–0.4pp	NM1)	NM1)	NM1)
Segment margin (in %)	43.5	–1.2pp	–1.2pp	39.0	–0.8pp	–0.8pp	8.6	5.5pp	5.1pp	20.4	3.6pp	3.2pp

1) NM = not meaningful

Regional Revenue Performance

SAP had a resilient performance in the EMEA region with cloud and software revenue increasing 2% (IFRS) and 3% (non-IFRS at constant currencies). Cloud revenue increased 22% (IFRS) and 24% (non-IFRS at constant currencies) with Germany, the Netherlands and Switzerland being highlights. Russia, Spain and Switzerland had strong quarters in software licenses revenue.

The Company had a solid performance in the Americas region. Cloud and software revenue decreased 5% (IFRS) and was flat (non-IFRS at constant currencies). Cloud revenue increased 4% (IFRS) and 9% (non-IFRS at constant currencies) with Brazil, Canada and Mexico being highlights. In addition, Canada had a solid quarter, while Brazil and Mexico had strong quarters in software licenses revenue.

In the APJ region, SAP had a solid performance. Cloud and software revenue was down 1% (IFRS) and up 4% (non-IFRS at constant currencies). Cloud revenue increased 14% (IFRS) and 19% (non-IFRS at constant currencies) with Japan, Singapore and South Korea being highlights. Japan had a solid quarter, while Australia and India had strong quarters in software licenses revenue.

Financial Results at a Glance

Third Quarter 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q3 2020	Q3 2019	∆ in %	Q3 2020	Q3 2019	∆ in %	∆ in % const. curr.
Current cloud backlog2)	NA	NA	NA	6,599	5,995	10	16
Cloud revenue	1,984	1,789	11	1,984	1,807	10	14
Software licenses and support revenue	3,559	3,839	–7	3,559	3,840	–7	–4
Cloud and software revenue	5,544	5,629	–2	5,544	5,647	–2	2
Total revenue	6,535	6,791	–4	6,535	6,809	–4	0
Share of more predictable revenue (in %)	74	69	5pp	74	69	5pp
Operating profit (loss)	1,473	1,679	–12	2,069	2,086	–1	4
Profit (loss) after tax	1,652	1,259	31	2,098	1,564	34

SAP Quarterly Statement Q3 2020	5

Basic earnings per share (in €)	1.32	1.04	26	1.70	1.30	31
Number of employees (FTE, September 30)	101,450	99,710	2	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Nine months ended September 2020

	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1–Q3 2020	Q1–Q3 2019	∆ in %	Q1–Q3 2020	Q1–Q3 2019	∆ in %	∆ in % const. curr.
Current Cloud Backlog2)	NA	NA	NA	6,599	5,995	10	16
Cloud revenue	6,039	5,037	20	6,041	5,106	18	19
Software licenses and support revenue	10,610	11,130	–5	10,610	11,130	–5	–4
Cloud and software revenue	16,649	16,167	3	16,651	16,236	3	4
Total revenue	19,800	19,513	1	19,801	19,583	1	2
Share of more predictable revenue (in %)	74	70	4pp	74	70	4pp
Operating profit (loss)	3,967	2,370	67	5,515	5,368	3	4
Profit (loss) after tax	3,348	1,733	93	4,507	3,961	14
Basic earnings per share (in €)	2.74	1.43	92	3.71	3.29	13
Number of employees (FTE, September 30)	101,450	99,710	2	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	6

Updated Business Outlook 2020

SAP’s previous full year 2020 outlook issued on April 8th, 2020 reflected its best estimates concerning the timing and pace of recovery from the COVID-19 crisis. This outlook assumed economies would reopen and population lockdowns would ease, leading to a gradually improving demand environment in the third and fourth quarters.

While SAP continues to see robust interest in its solutions to drive digital transformation as customers look to emerge from the crisis with more resilience and agility, lockdowns have been recently re-introduced in some regions and demand recovery has been more muted than expected. Further and for the same reasons, SAP no longer anticipates a meaningful recovery in SAP Concur business travel-related revenues for the remainder of the year 2020.

SAP is therefore updating its full year 2020 outlook and now expects:

•	€8.0 – 8.2 billion non-IFRS cloud revenue at constant currencies (previously €8.3 – 8.7 billion)

•	€23.1 – 23.6 billion non-IFRS cloud and software revenue at constant currencies (previously €23.4 – 24.0 billion)

•	€27.2 – 27.8 billion non-IFRS total revenue at constant currencies (previously €27.8 – 28.5 billion)

•	€8.1 – 8.5 billion non-IFRS operating profit at constant currencies (previously €8.1 – 8.7 billion)

SAP continues to expect its share of more predictable revenue to be approximately 72%.

The Company has raised its cash flow expectations for 2020 on the back of a strong year-to-date cash flow performance and now expects an operating cash flow of approximately €6.0 billion (previously above €5.0 billion) and a free cash flow above €4.5 billion (previously approximately €4.0 billion).

While SAP’s full year 2020 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q4 and FY 2020 expected currency impacts.

Expected Currency Impact Based on September 2020 Level for the Rest of the Year
In percentage points	Q4	FY
Cloud revenue	-6pp to -4pp	-3pp to -1pp
Cloud and software revenue	-5pp to -3pp	-3pp to -1pp
Operating profit	-5pp to -3pp	-4pp to -2pp

In addition to the financial goals, SAP also focuses on three non-financial targets for 2020: customer loyalty, employee engagement, and carbon emissions. As a result of the COVID-19 crisis, SAP has experienced a significant decrease in its carbon emissions due to a reduction in CO2-intensive business activities. As a consequence, SAP now targets carbon emissions of 150 kt (previously 238 kt). The 2020 targets for customer loyalty and employee engagement remain unchanged.

Updated Mid-Term Ambition

SAP’s previous mid-term ambition was issued on April 24th, 2019, before the COVID-19 crisis. The company is now updating its mid-term ambition to reflect the following factors:

•	The most recent currency exchange rates (October 2020) which translates to a negative 3 to 4 percent effect on revenue and operating profit since April 2019.

•	The COVID-19 pandemic which is expected to impact the demand environment, particularly in hard hit industries, through at least the first half of 2021 pushing out the achievement of key metrics such as non-IFRS cloud revenue, total revenue, and operating profit, by 1 to 2 years.

•	The acceleration of customers’ move to the cloud and subsequent business transformations which drive the new ambition’s cloud revenue target of more than €22 billion by 2025. SAP expects this to negatively impact the 2023 operating margin by approximately 4 to 5 percentage points relative to the previous mid-term ambition.

•	The accelerated harmonization of SAP cloud delivery which is expected to require an incremental investment in 2021 and 2022 and to drive the non-IFRS cloud gross margin to approximately 80% by 2025.

As a consequence of SAP’s accelerated cloud transition, the Company expects software licenses revenue to continue to trend lower from 2020 levels.

SAP Quarterly Statement Q3 2020	7

The combined impact of the above factors and the mechanics of the associated business model switch are expected to lead to muted non-IFRS total revenue growth as well as flat or slightly lower non-IFRS operating profit over the next two years, followed by accelerated non-IFRS total revenue and double-digit non-IFRS operating profit growth from 2023 onwards.

By 2025, this trajectory is expected to take SAP to:

•	More than €22 billion non-IFRS cloud revenue

•	More than €36 billion non-IFRS total revenue

•	More than €11.5 billion non-IFRS operating profit

•	A significant expansion of the Company’s more predictable revenue share to approximately 85%

Extended Earnings Conference Call

SAP senior management will host an extended earnings conference call including slide presentations to discuss the key drivers behind the updated mid term ambition on Monday, October 26th, from 2:00 – 3:30 PM (CET) / 1:00 – 2:30 PM (GMT) / 9:00 – 10:30 AM (EDT) / 6:00 – 7:30 AM (PDT).

This extended earnings conference call will be webcast live on SAP’s website at www.sap.com/investor and will be held in lieu of a virtual capital markets day in the fourth quarter. The presentation slides will be published prior to the earnings call on SAP’s website at www.sap.com/investor as well.

SAP Quarterly Statement Q3 2020	8

Additional Information

This Quarterly Statement and all information therein is unaudited.

The 2019 comparative numbers for first nine months only include Qualtrics revenues and profits from acquisition date of January 23rd.

Definition of key growth metrics

Current cloud backlog (CCB) is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For CCB, we take into consideration committed deals only. CCB can be regarded as a lower boundary for cloud revenue to be recognized over the next 12 months, as it excludes utilization-based models without pre-commitments and committed deals, both new and renewal, closed after the key date. For our committed cloud business, we believe the expansion of CCB over a period is a valuable indicator of go-to market success, as it reflects both new contracts closed as well as existing contracts renewed.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of total revenue.

Global commerce is the total commerce volume transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

For explanations on other key growth metrics please refer the performance management section of SAP’s Integrated Report 2019, which can be found at www.sapintegratedreport.com.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Susan Miller	+1 (610) 661-9225	susan.miller@sap.com, ET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

SAP Quarterly Statement Q3 2020	9

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SAP Quarterly Statement Q3 2020	10

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)			12
Primary Financial Statements of SAP Group (IFRS)			14
(A)	Consolidated Income Statements		14
	(A.1)	Consolidated Income Statements – Quarter	14
	(A.2)	Consolidated Income Statements – Year-to-Date	15
(B)	Consolidated Statements of Financial Position		16
(C)	Consolidated Statements of Cash Flows		17
Non-IFRS Numbers			18
(D)	Basis of Non-IFRS Presentation		18
(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers		19
	(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter	19
	(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date	20
(F)	Non-IFRS Adjustments – Actuals and Estimates		21
(G)	Non-IFRS Adjustments by Functional Areas		21
Disaggregations			23
(H)	Segment Reporting		23
	(H.1)	Segment Policies and Segment Changes	23
	(H.2)	Segment Reporting – Quarter	23
(H.3)	Segment Reporting – Year-to-Date		27
(I)	Revenue by Region (IFRS and Non-IFRS)		30
	(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter	30
	(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date	31
(J)	Employees by Region and Functional Areas		32
Other Disclosures			33
(K)	Financial Income, Net		33
(L)	Divestments		33

SAP Quarterly Statement Q3 2020	11

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020	Q3 2020
Revenues
Cloud (IFRS)	1,555	1,692	1,789	1,896	6,933	2,011	2,044	1,984
Cloud (non-IFRS)	1,581	1,717	1,807	1,907	7,013	2,012	2,044	1,984
% change – yoy	48	40	37	35	40	27	19	10
% change constant currency – yoy	41	35	33	32	35	25	18	14
Software licenses (IFRS)	650	948	932	2,002	4,533	451	773	714
Software licenses (non-IFRS)	650	948	932	2,002	4,533	451	773	714
% change – yoy	4	–5	–1	–4	–2	–31	–18	–23
% change constant currency – yoy	1	–6	–4	–6	–5	–31	–18	–19
Software support (IFRS)	2,838	2,854	2,907	2,948	11,547	2,934	2,892	2,845
Software support (non-IFRS)	2,838	2,854	2,907	2,948	11,548	2,934	2,892	2,845
% change – yoy	7	4	5	4	5	3	1	–2
% change constant currency – yoy	4	2	3	2	3	2	2	1
Software licenses and support (IFRS)	3,489	3,802	3,839	4,950	16,080	3,386	3,665	3,559
Software licenses and support (non-IFRS)	3,489	3,802	3,840	4,950	16,080	3,386	3,665	3,559
% change – yoy	6	2	4	1	3	–3	–4	–7
% change constant currency – yoy	3	0	1	–1	1	–4	–3	–4
Cloud and software (IFRS)	5,044	5,495	5,629	6,846	23,012	5,397	5,709	5,544
Cloud and software (non-IFRS)	5,070	5,520	5,647	6,857	23,093	5,398	5,709	5,544
% change – yoy	16	11	13	8	12	6	3	–2
% change constant currency – yoy	12	8	10	6	9	5	3	2
Total revenue (IFRS)	6,091	6,631	6,791	8,041	27,553	6,521	6,743	6,535
Total revenue (non-IFRS)	6,118	6,656	6,809	8,052	27,634	6,522	6,744	6,535
% change – yoy	16	11	13	8	12	7	1	–4
% change constant currency – yoy	12	8	10	6	9	5	1	0
Share of more predictable revenue (IFRS, in %)	72	69	69	60	67	76	73	74
Share of more predictable revenue (non-IFRS, in %)	72	69	69	60	67	76	73	74

Profits
Operating profit (loss) (IFRS)	–136	827	1,679	2,102	4,473	1,210	1,284	1,473
Operating profit (loss) (non-IFRS)	1,467	1,816	2,086	2,839	8,208	1,482	1,964	2,069
% change	19	11	20	12	15	1	8	–1
% change constant currency	13	8	15	9	11	0	7	4
Profit (loss) after tax (IFRS)	–108	582	1,259	1,637	3,370	811	885	1,652
Profit (loss) after tax (non-IFRS)	1,080	1,317	1,564	2,190	6,152	1,015	1,395	2,098
% change	25	12	15	22	18	–6	6	34

Margins
Cloud gross margin (IFRS, in %)	61.2	62.6	64.5	65.1	63.5	66.4	66.0	66.4
Cloud gross margin (non-IFRS, in %)	66.2	67.9	69.0	69.5	68.2	69.3	69.5	69.7
Software license and support gross margin (IFRS, in %)	84.6	86.0	87.0	88.1	86.6	85.2	86.4	86.7
Software license and support gross margin (non-IFRS, in %)	85.7	87.1	87.6	88.8	87.4	85.7	87.4	87.6
Cloud and software gross margin (IFRS, in %)	77.4	78.8	79.9	81.7	79.6	78.2	79.1	79.4
Cloud and software gross margin (non-IFRS, in %)	79.6	81.1	81.7	83.4	81.6	79.6	81.0	81.2
Gross margin (IFRS, in %)	66.5	68.2	70.3	72.8	69.7	68.3	69.9	71.1
Gross margin (non-IFRS, in %)	69.5	71.4	72.3	75.2	72.3	69.8	72.6	73.7
Operating margin (IFRS, in %)	–2.2	12.5	24.7	26.1	16.2	18.6	19.0	22.5
Operating margin (non-IFRS, in %)	24.0	27.3	30.6	35.3	29.7	22.7	29.1	31.7
AT&S segment – Cloud gross margin (in %)	61.1	62.5	63.1	63.1	62.5	64.4	65.2	65.5
AT&S segment – Segment gross margin (in %)	78.4	80.0	80.3	82.8	80.5	78.3	80.0	80.5
AT&S segment – Segment margin (in %)	36.9	42.9	44.7	48.3	43.6	36.5	43.7	43.5
Services segment – Services gross margin (in %)	21.7	25.2	31.7	29.6	27.2	27.5	33.9	36.8
Services segment – Segment gross margin (in %)	17.7	22.3	29.0	26.5	24.1	23.8	31.2	34.0

SAP Quarterly Statement Q3 2020	12

€ millions, unless otherwise stated	Q1 2019	Q2 2019	Q3 2019	Q4 2019	TY 2019	Q1 2020	Q2 2020	Q3 2020
Services segment – Segment margin (in %)	4.0	7.5	16.8	13.2	10.6	10.9	16.2	20.4
Concur segment – Cloud gross margin (in %)	84.9	86.5	86.9	88.7	86.8	88.1	88.4	88.3
Concur segment – Segment gross margin (in %)	76.8	77.5	77.9	80.6	78.3	79.8	79.1	79.0
Concur segment – Segment margin (in %)	36.4	36.0	39.8	40.5	38.2	37.6	36.0	39.0
Qualtrics segment – Cloud gross margin (in %)	91.4	92.0	91.4	90.1	91.1	90.8	91.0	90.9
Qualtrics segment – Segment gross margin (in %)	81.4	79.9	78.6	74.9	78.3	75.4	78.6	79.1
Qualtrics segment – Segment margin (in %)	7.9	5.6	3.2	–6.5	1.6	–7.5	4.3	8.6

Key Profit Ratios
Effective tax rate (IFRS, in %)	23.2	28.6	26.1	26.2	26.7	27.7	33.1	20.2
Effective tax rate (non-IFRS, in %)	26.1	27.0	25.8	25.9	26.2	27.2	30.3	21.3

Earnings per share, basic (IFRS, in €)	–0.10	0.48	1.04	1.36	2.78	0.68	0.73	1.32
Earnings per share, basic (non-IFRS, in €)	0.90	1.09	1.30	1.82	5.11	0.85	1.17	1.70

Order Entry and current cloud backlog
Current cloud backlog	5,328	5,520	5,995	NA	NA	6,634	6,638	6,599
% change – yoy	NA	NA	NA	NA	NA	25	20	10
% change constant currency – yoy	NA	NA	NA	NA	NA	24	21	16
Orders – number of cloud deals (in transactions)	2,961	3,624	3,717	5,377	15,679	3,113	3,775	3,975
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	26	26	29	35	31	28	28	28
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	34	33	28	32	37	35	36
Orders – number of on-premise software deals (in transactions)	12,229	12,522	12,270	15,563	52,584	10,517	9,175	11,006
Share of orders greater than €5 million based on total software order entry volume (in %)	28	28	31	35	32	24	34	30
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	36	39	31	35	42	38	37

Liquidity and Cash Flow
Net cash flows from operating activities	2,802	–122	638	178	3,496	2,984	788	1,321
Capital expenditure	–359	–180	–164	–114	–817	–333	–164	–155
Payments of lease liabilities	–78	–106	–104	–115	–403	–72	–84	–115
Free cash flow	2,365	–409	370	–50	2,276	2,580	540	1,052
% of total revenue (IFRS)	39	–6	5	–1	8	40	8	16
% of profit after tax (IFRS)	–2,198	–70	29	–3	68	318	61	64
Group liquidity	7,673	5,280	5,597	5,382	5,382	7,872	7,401	7,760
Financial debt (–)	–13,866	–13,833	–13,874	–13,668	–13,668	–13,700	–14,855	–14,649
Net debt (–)	–6,193	–8,553	–8,277	–8,286	–8,286	–5,827	–7,454	–6,889
Days sales outstanding (DSO, in days)1)	69	70	71	71	71	73	76	78

Financial Position
Cash and cash equivalents	7,332	5,168	5,525	5,314	5,314	7,816	6,205	7,434
Goodwill	29,160	28,853	29,904	29,159	29,159	29,731	29,214	28,184
Total assets	60,860	57,874	59,963	60,212	60,212	62,947	60,709	59,278
Contract liabilities (current)	6,068	5,558	4,400	4,266	4,266	6,726	5,791	4,237
Equity ratio (total equity in % of total assets)	48	48	50	51	51	49	48	50

Non-Financials
Number of employees (quarter end)2)	98,659	98,332	99,710	100,330	100,330	101,150	101,379	101,450
Employee retention (in %, rolling 12 months)	93.8	93.5	93.3	93.3	93.3	93.3	93.9	94.8
Women in management (in %, quarter end)	26.0	26.2	26.3	26.4	26.4	26.8	27.3	27.3
Greenhouse gas emissions (in kilotons)	110	75	65	50	300	65	25	25

1) Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	13

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2020	Q3 2019	∆ in %
Cloud	1,984	1,789	11
Software licenses	714	932	–23
Software support	2,845	2,907	–2
Software licenses and support	3,559	3,839	–7
Cloud and software	5,544	5,629	–2
Services	992	1,162	–15
Total revenue	6,535	6,791	–4

Cost of cloud	–667	–635	5
Cost of software licenses and support	–472	–499	–5
Cost of cloud and software	–1,140	–1,134	1
Cost of services	–750	–884	–15
Total cost of revenue	–1,890	–2,017	–6
Gross profit	4,646	4,773	–3
Research and development	–1,113	–975	14
Sales and marketing	–1,678	–1,774	–5
General and administration	–345	–323	7
Restructuring	8	–15	<-100
Other operating income/expense, net	–46	–7	>100
Total operating expenses	–5,063	–5,111	–1
Operating profit (loss)	1,473	1,679	–12

Other non-operating income/expense, net	–19	–19	0
Finance income	736	253	>100
Finance costs	–120	–211	–43
Financial income, net	616	42	>100
Profit (loss) before tax	2,070	1,702	22

Income tax expense	–418	–443	–6
Profit (loss) after tax	1,652	1,259	31
Attributable to owners of parent	1,556	1,246	25
Attributable to non-controlling interests	96	13	>100

Earnings per share, basic (in €)1)	1.32	1.04	26
Earnings per share, diluted (in €)1)	1.32	1.04	26

1) For the three months ended September 30, 2020 and 2019, the weighted average number of shares was 1,180 million (diluted 1,180 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	14

(A.2)       Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2020	Q1–Q3 2019	∆ in %
Cloud	6,039	5,037	20
Software licenses	1,939	2,531	–23
Software support	8,671	8,599	1
Software licenses and support	10,610	11,130	–5
Cloud and software	16,649	16,167	3
Services	3,150	3,346	–6
Total revenue	19,800	19,513	1

Cost of cloud	–2,037	–1,872	9
Cost of software licenses and support	–1,471	–1,568	–6
Cost of cloud and software	–3,508	–3,439	2
Cost of services	–2,475	–2,729	–9
Total cost of revenue	–5,983	–6,169	–3
Gross profit	13,816	13,344	4
Research and development	–3,323	–3,089	8
Sales and marketing	–5,362	–5,607	–4
General and administration	–1,074	–1,218	–12
Restructuring	–4	–1,100	–100
Other operating income/expense, net	–86	41	<-100
Total operating expenses	–15,833	–17,142	–8
Operating profit (loss)	3,967	2,370	67

Other non-operating income/expense, net	–122	–63	92
Finance income	1,142	539	>100
Finance costs	–474	–469	1
Financial income, net	669	70	>100
Profit (loss) before tax	4,514	2,377	90

Income tax expense	–1,166	–644	81
Profit (loss) after tax	3,348	1,733	93
Attributable to owners of parent	3,237	1,701	90
Attributable to non-controlling interests	112	32	>100

Earnings per share, basic (in €)1)	2.74	1.43	92
Earnings per share, diluted (in €)1)	2.74	1.43	92

1) For the nine months ended September 30, 2020 and 2019, the weighted average number of shares was 1,183 million (diluted: 1,183 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	15

(B)       Consolidated Statements of Financial Position

as at 9/30/2020 and 12/31/2019
€ millions	2020	2019
Cash and cash equivalents	7,434	5,314
Other financial assets	530	297
Trade and other receivables	5,595	7,908
Other non-financial assets	1,372	1,188
Tax assets	686	506
Total current assets	15,617	15,213
Goodwill	28,184	29,159
Intangible assets	3,843	4,491
Property, plant, and equipment	5,114	5,496
Other financial assets	3,201	2,336
Trade and other receivables	82	129
Other non-financial assets	1,785	1,701
Tax assets	284	435
Deferred tax assets	1,168	1,251
Total non-current assets	43,661	44,999
Total assets	59,278	60,212

€ millions	2020	2019
Trade and other payables	1,279	1,581
Tax liabilities	419	255
Financial liabilities	3,867	3,273
Other non-financial liabilities	3,908	4,818
Provisions	99	268
Contract liabilities	4,237	4,266
Total current liabilities	13,810	14,462
Trade and other payables	7	8
Tax liabilities	610	538
Financial liabilities	14,144	12,923
Other non-financial liabilities	717	814
Provisions	474	478
Deferred tax liabilities	87	79
Contract liabilities	59	89
Total non-current liabilities	16,098	14,929
Total liabilities	29,908	29,390
Issued capital	1,229	1,229
Share premium	547	545
Retained earnings	30,103	28,783
Other components of equity	383	1,770
Treasury shares	–3,072	–1,580
Equity attributable to owners of parent	29,189	30,746

Non-controlling interests	180	76
Total equity	29,370	30,822
Total equity and liabilities	59,278	60,212

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	16

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2020	Q1–Q3 2019
Profit (loss) after tax	3,348	1,733
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1,369	1,371
Share-based payment expense	1,064	1,313
Income tax expense	1,166	644
Financial income, net	–669	–70
Decrease/increase in allowances on trade receivables	64	–3
Other adjustments for non-cash items	–5	–55
Decrease/increase in trade and other receivables	1,950	668
Decrease/increase in other assets	–504	–672
Increase/decrease in trade payables, provisions, and other liabilities	–675	208
Increase/decrease in contract liabilities	183	1,059
Share-based payments	–1,119	–1,058
Interest paid	–202	–228
Interest received	102	74
Income taxes paid, net of refunds	–977	–1,667
Net cash flows from operating activities	5,094	3,317
Business combinations, net of cash and cash equivalents acquired	–61	–6,186
Proceeds from sales of subsidiaries or other businesses	0	61
Purchase of intangible assets or property, plant, and equipment	–652	–703
Proceeds from sales of intangible assets or property, plant, and equipment	63	52
Purchase of equity or debt instruments of other entities	–786	–774
Proceeds from sales of equity or debt instruments of other entities	416	564
Net cash flows from investing activities	–1,019	–6,985
Dividends paid	–1,864	–1,790
Dividends paid on non-controlling interests	–2	–6
Purchase of treasury shares	–742	0
Proceeds from borrowings	2,115	3,023
Repayments of borrowings	–1,082	–546
Payments of lease liabilities	–271	–288
Transactions with non-controlling interests	–59	0
Net cash flows from financing activities	–1,904	393
Effect of foreign currency rates on cash and cash equivalents	–51	174
Net decrease/increase in cash and cash equivalents	2,119	–3,102
Cash and cash equivalents at the beginning of the period	5,314	8,627
Cash and cash equivalents at the end of the period	7,434	5,525

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	17

Non-IFRS Numbers

(D)       Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Quarterly Statement Q3 2020	18

(E)       Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)    Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q3 2020			Q3 2019			∆ in %

	IFRS	Adj.	Non-	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS
			IFRS	Impact	Constant						Constant
					Currency						Currency1)
Revenue Numbers
Cloud	1,984	0	1,984	85	2,069	1,789	18	1,807	11	10	14
Software licenses	714	0	714	37	752	932	0	932	–23	–23	–19
Software support	2,845	0	2,845	105	2,950	2,907	0	2,907	–2	–2	1
Software licenses and support	3,559	0	3,559	142	3,701	3,839	0	3,840	–7	–7	–4
Cloud and software	5,544	0	5,544	226	5,770	5,629	18	5,647	–2	–2	2
Services	992	0	992	38	1,029	1,162	0	1,162	–15	–15	–11
Total revenue	6,535	0	6,535	264	6,800	6,791	18	6,809	–4	–4	0

Operating Expense Numbers
Cost of cloud	–667	65	–602			–635	74	–561	5	7
Cost of software licenses and support	–472	31	–441			–499	24	–475	–5	–7
Cost of cloud and software	–1,140	97	–1,043			–1,134	97	–1,036	1	1
Cost of services	–750	71	–679			–884	34	–849	–15	–20
Total cost of revenue	–1,890	168	–1,722			–2,017	132	–1,886	–6	–9
Gross profit	4,646	168	4,814			4,773	150	4,924	–3	–2
Research and development	–1,113	122	–990			–975	51	–923	14	7
Sales and marketing	–1,678	240	–1,438			–1,774	153	–1,621	–5	–11
General and administration	–345	74	–270			–323	36	–287	7	–6
Restructuring	8	–8	0			–15	15	0	<-100	NA
Other operating income/expense, net	–46	0	–46			–7	0	–7	>100	>100
Total operating expenses	–5,063	596	–4,466	–162	–4,629	–5,111	388	–4,724	–1	–5	–2

Profit Numbers
Operating profit (loss)	1,473	597	2,069	102	2,171	1,679	406	2,086	–12	–1	4
Other non-operating income/expense, net	–19	0	–19			–19	0	–19	0	0
Finance income	736	0	736			253	0	253	>100	>100
Finance costs	–120	0	–120			–211	0	–211	–43	–43
Financial income, net	616	0	616			42	0	42	>100	>100
Profit (loss) before tax	2,070	597	2,666			1,702	406	2,108	22	26
Income tax expense	–418	–150	–568			–443	–101	–544	–6	4
Profit (loss) after tax	1,652	446	2,098			1,259	305	1,564	31	34
Attributable to owners of parent	1,556	446	2,002			1,246	305	1,552	25	29
Attributable to non-controlling interests	96	0	96			13	0	13	>100	>100

Key Ratios
Operating margin (in %)	22.5		31.7		31.9	24.7		30.6	–2.2pp	1.0pp	1.3pp
Effective tax rate (in %)2)	20.2		21.3			26.1		25.8	–5.9pp	–4.5pp
Earnings per share, basic (in €)	1.32		1.70			1.04		1.30	26	31

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2020 and Q3 2019 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	19

(E.2)       Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated					Q1–Q3 2020			Q1–Q3 2019			∆ in %

	IFRS	Adj.	Non-	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS
			IFRS	Impact	Constant						Constant
					Currency						Currency1)
Revenue Numbers
Cloud	6,039	2	6,041	39	6,080	5,037	69	5,106	20	18	19
Software licenses	1,939	0	1,939	43	1,982	2,531	0	2,531	–23	–23	–22
Software support	8,671	0	8,671	78	8,749	8,599	0	8,599	1	1	2
Software licenses and support	10,610	0	10,610	121	10,731	11,130	0	11,130	–5	–5	–4
Cloud and software	16,649	2	16,651	159	16,811	16,167	70	16,236	3	3	4
Services	3,150	0	3,150	16	3,167	3,346	0	3,346	–6	–6	–5
Total revenue	19,800	2	19,801	176	19,977	19,513	70	19,583	1	1	2

Operating Expense Numbers
Cost of cloud	–2,037	193	–1,844			–1,872	225	–1,647	9	12
Cost of software licenses and support	–1,471	84	–1,387			–1,568	103	–1,465	–6	–5
Cost of cloud and software	–3,508	277	–3,231			–3,439	328	–3,111	2	4
Cost of services	–2,475	166	–2,309			–2,729	181	–2,548	–9	–9
Total cost of revenue	–5,983	443	–5,540			–6,169	509	–5,660	–3	–2
Gross profit	13,816	445	14,261			13,344	579	13,923	4	2
Research and development	–3,323	285	–3,037			–3,089	308	–2,781	8	9
Sales and marketing	–5,362	628	–4,734			–5,607	649	–4,958	–4	–5
General and administration	–1,074	186	–888			–1,218	362	–857	–12	4
Restructuring	–4	4	0			–1,100	1,100	0	–100	NA
Other operating income/expense, net	–86	0	–86			41	0	41	<-100	<-100
Total operating expenses	–15,833	1,547	–14,286	–107	–14,393	–17,142	2,928	–14,214	–8	1	1

Profit Numbers
Operating profit (loss)	3,967	1,548	5,515	69	5,584	2,370	2,998	5,368	67	3	4
Other non-operating income/expense, net	–122	0	–122			–63	0	–63	92	92
Finance income	1,142	0	1,142			539	0	539	>100	>100
Finance costs	–474	0	–474			–469	0	–469	1	1
Financial income, net	669	0	669			70	0	70	>100	>100
Profit (loss) before tax	4,514	1,548	6,062			2,377	2,998	5,375	90	13
Income tax expense	–1,166	–389	–1,555			–644	–770	–1,414	81	10
Profit (loss) after tax	3,348	1,159	4,507			1,733	2,228	3,961	93	14
Attributable to owners of parent	3,237	1,159	4,396			1,701	2,228	3,929	90	12
Attributable to non-controlling interests	112	0	112			32	0	32	>100	>100

Key Ratios
Operating margin (in %)	20.0		27.9		28.0	12.1		27.4	7.9pp	0.4pp	0.5pp
Effective tax rate (in %)2)	25.8		25.6			27.1		26.3	–1.3pp	–0.7pp
Earnings per share, basic (in €)	2.74		3.71			1.43		3.29	92	13

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2020 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2019 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	20

(F)       Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2020	Q1–Q3 2020	Q3 2020	Q1–Q3 2019	Q3 2019
Operating profit (loss) (IFRS)		3,967	1,473	2,370	1,679
Revenue adjustments	0–30	2	0	70	18
Adjustment for acquisition-related charges	580–690	478	153	515	174
Adjustment for share-based payment expenses	1,200–1,600	1,064	452	1,313	199
Adjustment for restructuring	0–10	4	–8	1,100	15
Operating expense adjustments		1,547	596	2,928	388
Operating profit (loss) adjustments		1,548	597	2,998	406
Operating profit (loss) (non-IFRS)		5,515	2,069	5,368	2,086

Due to rounding, numbers may not add up precisely.

(G)       Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2020					Q3 2019
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–1,140	60	37	0	–1,043	–1,134	81	17	0	–1,036
Cost of services	–750	1	70	0	–679	–884	1	33	0	–849
Research and development	–1,113	2	121	0	–990	–975	2	50	0	–923
Sales and marketing	–1,678	89	151	0	–1,438	–1,774	89	64	0	–1,621
General and administration	–345	1	73	0	–270	–323	1	35	0	–287
Restructuring	8	0	0	–8	0	–15	0	0	15	0
Other operating income/expense, net	–46	0	0	0	–46	–7	0	0	0	–7
Total operating expenses	–5,063	153	452	–8	–4,466	–5,111	174	199	15	–4,724

€ millions	Q1–Q3 2020					Q1–Q3 2019
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–3,508	187	90	0	–3,231	–3,439	231	97	0	–3,111
Cost of services	–2,475	2	164	0	–2,309	–2,729	4	177	0	–2,548
Research and development	–3,323	6	279	0	–3,037	–3,089	7	301	0	–2,781
Sales and marketing	–5,362	280	348	0	–4,734	–5,607	259	390	0	–4,958
General and administration	–1,074	3	183	0	–888	–1,218	15	347	0	–857
Restructuring	–4	0	0	4	0	–1,100	0	0	1,100	0
Other operating income/expense, net	–86	0	0	0	–86	41	0	0	0	41
Total operating expenses	–15,833	478	1,064	4	–14,286	–17,142	515	1,313	1,100	–14,214

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	21

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2020	Q1–Q3 2020	Q3 2019	Q1–Q3 2019
Cost of cloud and software	2	–1	–9	–136
Cost of services	1	–4	2	–167
Research and development	3	–2	–5	–448
Sales and marketing	1	1	–3	–284
General and administration	2	1	–1	–65
Restructuring expenses	8	–4	–15	–1,100

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	22

Disaggregations

(H)       Segment Reporting

(H.1)       Segment Policies and Segment Changes

SAP has four reportable segments: the Applications, Technology & Support segment, the Services segment, the Concur segment, and the Qualtrics segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Half-Year Report 2020.

(H.2)       Segment Reporting – Quarter

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q3 2020		Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	1,550	1,614	1,346	15	20
Software licenses	714	752	931	–23	–19
Software support	2,844	2,949	2,906	–2	1
Software licenses and support	3,559	3,701	3,837	–7	–4
Cloud and software	5,108	5,315	5,184	–1	3
Services	64	66	81	–21	–18
Total segment revenue	5,172	5,381	5,264	–2	2
Cost of cloud	–534	–560	–497	7	13
Cost of software licenses and support	–406	–420	–452	–10	–7
Cost of cloud and software	–940	–980	–949	–1	3
Cost of services	–67	–69	–91	–26	–23
Total cost of revenue	–1,007	–1,049	–1,039	–3	1
Segment gross profit	4,165	4,332	4,225	–1	3
Other segment expenses	–1,915	–1,990	–1,873	2	6
Segment profit (loss)	2,249	2,342	2,353	–4	0
Margins
Cloud gross margin (in %)	65.5	65.3	63.1	2.4pp	2.2pp
Segment gross margin (in %)	80.5	80.5	80.3	0.3pp	0.2pp
Segment margin (in %)	43.5	43.5	44.7	–1.2pp	–1.2pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	23

Services

€ millions, unless otherwise stated (Non-IFRS)	Q3 2020		Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	1	1	1	–17	–17
Software licenses and support	1	1	1	–35	–35
Cloud and software	1	1	1	–19	–19
Services	752	780	892	–16	–13
Total segment revenue	753	781	893	–16	–13
Cost of cloud	–16	–17	–13	20	25
Cost of software licenses and support	–6	–6	–12	–51	–47
Cost of cloud and software	–22	–23	–25	–13	–9
Cost of services	–475	–494	–609	–22	–19
Total cost of revenue	–497	–517	–634	–22	–18
Segment gross profit	256	263	259	–1	2
Other segment expenses	–102	–107	–109	–6	–2
Segment profit (loss)	154	156	150	3	4
Margins
Services gross margin (in %)	36.8	36.6	31.7	5.1pp	4.9pp
Segment gross margin (in %)	34.0	33.7	29.0	5.0pp	4.7pp
Segment margin (in %)	20.4	20.0	16.8	3.6pp	3.2pp

Due to rounding, numbers may not add up precisely.

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q3 2020		Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	303	316	355	–15	–11
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	303	316	355	–15	–11
Services	54	56	60	–10	–6
Total segment revenue	357	373	415	–14	–10
Cost of cloud	–35	–37	–46	–24	–20
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–35	–37	–46	–24	–19
Cost of services	–40	–41	–45	–13	–10
Total cost of revenue	–75	–78	–92	–18	–15
Segment gross profit	282	294	323	–13	–9
Other segment expenses	–143	–149	–158	–10	–6
Segment profit (loss)	139	145	165	–16	–12
Margins
Cloud gross margin (in %)	88.3	88.2	86.9	1.4pp	1.3pp
Segment gross margin (in %)	79.0	79.0	77.9	1.1pp	1.1pp
Segment margin (in %)	39.0	39.0	39.8	–0.8pp	–0.8pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	24

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q3 2020		Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	129	136	104	25	31
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	129	136	104	25	31
Services	39	42	35	13	19
Total segment revenue	169	178	139	22	28
Cost of cloud	–12	–12	–9	32	38
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–12	–12	–9	32	38
Cost of services	–24	–25	–21	14	19
Total cost of revenue	–35	–37	–30	19	25
Segment gross profit	134	141	109	23	29
Other segment expenses	–119	–126	–105	14	21
Segment profit (loss)	15	15	4	>100	>100
Margins
Cloud gross margin (in %)	90.9	90.9	91.4	–0.5pp	–0.4pp
Segment gross margin (in %)	79.1	79.2	78.6	0.4pp	0.6pp
Segment margin (in %)	8.6	8.3	3.2	5.5pp	5.1pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	25

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		Q3 2020		Q3 2019	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	650	680	700	–7	–3
	Thereof Concur segment	303	316	355	–15	–11
	Other4)	1,127	1,172	932	21	26
	Total	1,777	1,852	1,632	9	13
Cloud revenue – IaaS2)		208	217	175	19	24
Cloud revenue		1,984	2,069	1,807	10	14
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	78.3	78.3	78.1	0.2pp	0.2pp
	Thereof Concur segment	88.3	88.2	86.9	1.4pp	1.3pp
	Other4)	71.4	71.4	70.3	1.0pp	1.1pp
	Total	73.9	74.0	73.7	0.2pp	0.3pp
Cloud gross margin – IaaS2) (in %)		33.4	33.0	25.1	8.3pp	7.9pp
Cloud gross margin (in %)		69.7	69.7	69.0	0.7pp	0.7pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	26

(H.3)       Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q3 2020		Q1–Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	4,662	4,701	3,828	22	23
Software licenses	1,934	1,977	2,521	–23	–22
Software support	8,669	8,746	8,596	1	2
Software licenses and support	10,603	10,723	11,117	–5	–4
Cloud and software	15,264	15,424	14,945	2	3
Services	209	210	244	–14	–14
Total segment revenue	15,473	15,635	15,188	2	3
Cost of cloud	–1,629	–1,647	–1,445	13	14
Cost of software licenses and support	–1,294	–1,306	–1,384	–7	–6
Cost of cloud and software	–2,922	–2,954	–2,829	3	4
Cost of services	–233	–236	–275	–15	–14
Total cost of revenue	–3,155	–3,189	–3,104	2	3
Segment gross profit	12,318	12,446	12,085	2	3
Other segment expenses	–5,926	–5,989	–5,763	3	4
Segment profit (loss)	6,393	6,457	6,322	1	2
Margins
Cloud gross margin (in %)	65.1	65.0	62.3	2.8pp	2.7pp
Segment gross margin (in %)	79.6	79.6	79.6	0.0pp	0.0pp
Segment margin (in %)	41.3	41.3	41.6	–0.3pp	–0.3pp

Due to rounding, numbers may not add up precisely.

Services

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q3 2020		Q1–Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	0	0	0	NA	NA
Software licenses	0	0	0	NA	NA
Software support	3	3	4	–20	–20
Software licenses and support	3	3	4	–27	–27
Cloud and software	3	3	4	–24	–24
Services	2,396	2,410	2,545	–6	–5
Total segment revenue	2,399	2,413	2,549	–6	–5
Cost of cloud	–53	–54	–42	26	28
Cost of software licenses and support	–23	–23	–41	–45	–44
Cost of cloud and software	–76	–77	–83	–9	–8
Cost of services	–1,616	–1,633	–1,874	–14	–13
Total cost of revenue	–1,692	–1,710	–1,957	–14	–13
Segment gross profit	707	702	592	19	19
Other segment expenses	–331	–335	–346	–4	–3
Segment profit (loss)	376	367	246	53	49
Margins
Services gross margin (in %)	32.6	32.2	26.4	6.2pp	5.8pp
Segment gross margin (in %)	29.5	29.1	23.2	6.3pp	5.9pp
Segment margin (in %)	15.7	15.2	9.7	6.0pp	5.6pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	27

Concur

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q3 2020		Q1–Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	993	992	1,009	–2	–2
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	993	992	1,010	–2	–2
Services	172	172	175	–2	–2
Total segment revenue	1,164	1,163	1,185	–2	–2
Cost of cloud	–117	–117	–140	–17	–16
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–117	–117	–140	–16	–16
Cost of services	–124	–124	–128	–3	–3
Total cost of revenue	–241	–241	–268	–10	–10
Segment gross profit	924	922	917	1	0
Other segment expenses	–487	–488	–474	3	3
Segment profit (loss)	437	434	444	–2	–2
Margins
Cloud gross margin (in %)	88.3	88.2	86.2	2.1pp	2.0pp
Segment gross margin (in %)	79.3	79.2	77.4	1.9pp	1.8pp
Segment margin (in %)	37.5	37.3	37.4	0.0pp	–0.1pp

Due to rounding, numbers may not add up precisely.

Qualtrics

€ millions, unless otherwise stated (Non-IFRS)	Q1–Q3 2020		Q1–Q3 2019	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	380	380	261	45	45
Software licenses	0	0	0	NA	NA
Software support	0	0	0	NA	NA
Software licenses and support	0	0	0	NA	NA
Cloud and software	380	380	261	45	45
Services	118	119	91	30	31
Total segment revenue	498	499	352	41	42
Cost of cloud	–35	–35	–22	57	58
Cost of software licenses and support	0	0	0	NA	NA
Cost of cloud and software	–35	–35	–22	57	58
Cost of services	–77	–76	–49	55	55
Total cost of revenue	–111	–111	–71	56	56
Segment gross profit	387	388	281	38	38
Other segment expenses	–377	–377	–263	44	43
Segment profit (loss)	10	11	18	–48	–41
Margins
Cloud gross margin (in %)	90.9	90.9	91.6	–0.7pp	–0.7pp
Segment gross margin (in %)	77.7	77.7	79.8	–2.1pp	–2.0pp
Segment margin (in %)	1.9	2.2	5.2	–3.3pp	–3.1pp

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	28

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		Q1–Q3 2020		Q1–Q3 2019	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud revenue – SaaS/PaaS1)	Intelligent Spend3)	2,061	2,069	1,992	3	4
	Thereof Concur segment	993	992	1,009	–2	–2
	Other4)	3,352	3,378	2,611	28	29
	Total	5,413	5,447	4,603	18	18
Cloud revenue – IaaS2)		628	633	503	25	26
Cloud revenue		6,041	6,080	5,106	18	19
Cloud gross margin – SaaS/PaaS1) (in %)	Intelligent Spend3)	79.0	78.9	78.1	0.9pp	0.8pp
	Thereof Concur segment	88.3	88.2	86.2	2.1pp	2.0pp
	Other4)	70.4	70.4	67.8	2.5pp	2.6pp
	Total	73.7	73.7	72.3	1.4pp	1.4pp
Cloud gross margin – IaaS2) (in %)		33.5	33.1	26.3	7.2pp	6.8pp
Cloud gross margin (in %)		69.5	69.4	67.8	1.7pp	1.7pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	29

(I)          Revenue by Region (IFRS and Non-IFRS)

(I.1)        Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2020					Q3 2019			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	659	0	659	12	670	540	0	540	22	22	24
Americas	1,076	0	1,077	62	1,139	1,031	18	1,049	4	3	9
APJ	249	0	249	10	260	219	0	219	14	14	19
Cloud revenue	1,984	0	1,984	85	2,069	1,789	18	1,807	11	10	14

Cloud and Software Revenue by Region
EMEA	2,451	0	2,451	41	2,492	2,410	0	2,410	2	2	3
Americas	2,214	0	2,214	146	2,360	2,332	18	2,350	–5	–6	0
APJ	879	0	879	39	919	886	0	886	–1	–1	4
Cloud and software revenue	5,544	0	5,544	226	5,770	5,629	18	5,647	–2	–2	2

Total Revenue by Region
Germany	952	0	952	1	953	943	0	943	1	1	1
Rest of EMEA	1,908	0	1,908	46	1,954	1,939	0	1,939	–2	–2	1
Total EMEA	2,860	0	2,860	47	2,907	2,882	0	2,882	–1	–1	1
United States	2,167	0	2,168	110	2,278	2,345	18	2,363	–8	–8	–4
Rest of Americas	494	0	494	62	556	525	0	525	–6	–6	6
Total Americas	2,661	0	2,662	172	2,834	2,870	18	2,888	–7	–8	–2
Japan	317	0	317	13	331	313	0	313	1	1	5
Rest of APJ	696	0	696	32	728	726	0	726	–4	–4	0
Total APJ	1,013	0	1,013	45	1,059	1,039	0	1,039	–2	–2	2
Total revenue	6,535	0	6,535	264	6,800	6,791	18	6,809	–4	–4	0

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	30

(I.2)       Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2020					Q1–Q3 2019			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency1)
Cloud Revenue by Region
EMEA	1,936	0	1,936	6	1,942	1,507	0	1,507	28	28	29
Americas	3,352	2	3,354	25	3,379	2,899	69	2,968	16	13	14
APJ	751	0	751	7	759	631	0	631	19	19	20
Cloud revenue	6,039	2	6,041	39	6,080	5,037	69	5,106	20	18	19

Cloud and Software Revenue by Region
EMEA	7,291	0	7,291	39	7,330	7,039	0	7,039	4	4	4
Americas	6,759	2	6,761	86	6,847	6,562	70	6,632	3	2	3
APJ	2,599	0	2,599	35	2,634	2,566	0	2,566	1	1	3
Cloud and software revenue	16,649	2	16,651	159	16,811	16,167	70	16,236	3	3	4

Total Revenue by Region
Germany	2,798	0	2,798	0	2,798	2,726	0	2,726	3	3	3
Rest of EMEA	5,770	0	5,770	44	5,814	5,693	0	5,693	1	1	2
Total EMEA	8,568	0	8,568	44	8,612	8,419	0	8,419	2	2	2
United States	6,744	2	6,746	2	6,749	6,590	70	6,659	2	1	1
Rest of Americas	1,477	0	1,477	91	1,568	1,482	0	1,482	0	0	6
Total Americas	8,221	2	8,223	94	8,316	8,072	70	8,142	2	1	2
Japan	959	0	959	–11	947	839	0	839	14	14	13
Rest of APJ	2,052	0	2,052	49	2,101	2,183	0	2,183	–6	–6	–4
Total APJ	3,011	0	3,011	38	3,049	3,022	0	3,022	0	0	1
Total revenue	19,800	2	19,801	176	19,977	19,513	70	19,583	1	1	2

1) Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q3 2020	31

(J)       Employees by Region and Functional Areas

Full-time equivalents	9/30/2020				9/30/2019
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,241	4,496	5,469	16,205	6,443	4,405	5,261	16,109
Services	8,119	6,013	5,869	20,001	8,224	5,969	5,969	20,163
Research and development	13,176	6,115	9,664	28,955	12,604	5,655	9,055	27,315
Sales and marketing	10,303	10,501	5,028	25,832	10,187	10,297	5,190	25,675
General and administration	3,165	2,149	1,225	6,538	3,129	2,138	1,310	6,577
Infrastructure	2,187	1,060	671	3,918	2,224	995	652	3,871
SAP Group (9/30)	43,190	30,334	27,925	101,450	42,812	29,460	27,438	99,710
Thereof acquisitions1)	0	0	0	0	338	1,638	137	2,113
SAP Group (nine months' end average)	43,169	30,285	27,801	101,255	42,585	29,287	26,949	98,821

1) Acquisitions closed between January 1 and September 30 of the respective year

SAP Quarterly Statement Q3 2020	32

Other Disclosures

(K)       Financial Income, Net

In the third quarter 2020, finance income mainly consists of IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €715 million (Q3/2019: €209 million). In the first nine months of 2020, finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments totaling €1,048 million (Q1–Q3/2019: €405 million).

In the third quarter 2020, finance costs mainly consist of losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €44 million (Q3/2019: €98 million) and €203 million in the first nine months of 2020 (Q1–Q3/2019: €125 million) respectively, and interest expense on financial liabilities amounting to €43 million in the third quarter 2020 (Q3/2019: €50 million) and €135 million in the first nine months of 2020 (Q1–Q3/2019: €157 million) respectively.

For more information about Financial Income, Net, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (C.3).

(L)       Divestments

On May 5, 2020, SAP and Sinch AB, Stockholm, Sweden (hereafter “Sinch”) announced that they had entered into a definitive agreement for Sinch to acquire the SAP Digital Interconnect group. The purchase price amounts to €225 million (on a cash-free, debt-free basis). The transaction is expected to close in the fourth quarter of 2020 – following satisfaction of applicable regulatory and other approvals.

For more information about divestments, see the Notes to the 2020 Consolidated Half-Year Financial Statements, Note (D.1).

SAP Quarterly Statement Q3 2020	33